GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2022 and 2021

(Expressed in United States dollars)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of May 5, 2022 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

1. First quarter 2022 highlights

Key Metrics of the Asanko Gold Mine (the "AGM") (on a 100% basis)

  Production performance: Gold production of 42,343 ounces, in line with 2022 production guidance of 100,000-120,000 ounces.

  Milling performance: Achieved milling throughput of 1.5Mt of ore at a grade of 1.3g/t and metallurgical recovery averaging 69%. Refer to the Company’s news release dated February 25, 2022 for further discussion on lower plant recoveries.

  Cost performance: Total cash costs per ounce1  of $1,361 and all-in sustaining costs1 ("AISC") of $1,559/oz during the quarter, resulting in positive cash flows from operations of $3.9 million and AISC margin1 of $12.0 million.

  Financial performance: Reported gold revenue of $77.4 million generated from 41,929 gold ounces sold at an average realized price of $1,846/oz. Reported a net loss of $13.6 million during the quarter following the recognition of a $21.0 million severance liability and Adjusted EBITDA1 of $13.1 million.

  Focus on exploration: Deep directional drilling commenced at the Nkran deposit aimed at defining the continuity and extension of mineralization below the limits of observed Mineral Resources. The results of this program will be used to evaluate the underground potential of Nkran. Exploration drilling continued at Greater Midras South while additional resource definition drilling progressed at Miradani and Nkran Cut 3.

  Culture of safety: Strong safety performance with no lost-time injuries ("LTI") nor total recordable injuries ("TRI") reported during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.11 and 0.21 per million employee hours worked, respectively.  The AGM has now achieved 6.3 million employee hours worked without an LTI.

  Stable liquidity: $45.3 million in cash, $13.1 million in gold sales receivables and $4.1 million in gold on hand and no debt as of March 31, 2022.

  Mineral Resources: Estimated Measured Mineral Resources of 23.6 million tonnes ("Mt") at 1.06 g/t for 0.8 million ounces ("Moz") gold contained and Estimated Indicated Mineral Resources of 42.7Mt at 1.53 g/t for 2.1Moz gold contained have been reported in the AGM's recently published National Instrument 43-101 ("NI 43-101") Technical Report, filed on March 29, 2022, with an effective date of February 28, 2022 (the "2022 Technical Report").

  Workforce optimization: Undertook a process of rationalizing the AGM's workforce. Severance notifications were issued and personnel necessary to maintain current operations have been retained with new employment contracts. Management expects to realize near-term and sustainable cost savings and a more streamlined and efficient operation over the remaining life of mine as a result of the rationalization.

Highlights of the Company

  Stable balance sheet: Cash on hand of $50.4 million and $8.7 million in receivables as at March 31, 2022, while remaining debt-free.

  Earnings: Reported a net loss of $1.5 million or $0.01 per share during the quarter.

  Board and management changes:  Marcel De Groot and Shawn Wallace confirmed that they will not be standing for re-election at the Company's upcoming Annual General Meeting, and Greg Martin, former CFO of SSR Mining Inc., will be nominated for election at that meeting.  On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity, and the Company appointed Matt Freeman, Senior Vice President Finance, as its new CFO, in line with the Company's succession plan.

_____________________________________
1   See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

2. Business overview

Galiano holds a 45% economic interest in the AGM and gold exploration tenements (collectively the "joint venture" or "JV") on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and currently receives an annual service fee from the JV of $6.5 million. Gold Fields Limited ("Gold Fields") owns a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach processing plant, with a current nameplate capacity of 5.4 million tonnes per annum.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration in Ghana and Mali.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American Exchange ("NYSE") under the symbol "GAU".

Key business developments in 2022

Updated NI 43-101 Technical Report

On March 29, 2022, the AGM reported updated Measured and Indicated Mineral Resource Estimates ("MRE") of 66.4Mt at 1.36 g/t gold for 2.9Moz gold contained (based on a gold price assumption of $1,600/oz). The Company is not in a position to declare Mineral Reserves on the AGM property as a result of current metallurgical uncertainty of the material mined from Esaase (refer to the Company's news release dated February 25, 2022).  An update to Mineral Reserves is expected to follow the conclusion of metallurgical test work currently underway at the AGM. Highlights to the updated Mineral Resource Estimate include:

  Measured Mineral Resources of 23.6Mt at 1.06 g/t for 0.8Moz gold contained and Indicated Mineral Resources of 42.7Mt at 1.53 g/t for 2.1Moz gold contained.

  A maiden Indicated Mineral Resource of 7.1Mt at 1.28 g/t for 293,000oz of contained gold at Miradani North, contributing to 10% of the overall resource base.

  A 68% increase (329,000oz) in Indicated Mineral Resource contained gold at Nkran, after accounting for the mined depletion of 101,000oz.

  A 60% increase (132,000oz) in Indicated Mineral Resource contained gold at Abore.

For further information regarding the MRE and to review scientific and technical information contained in the 2022 Technical Report, readers are encouraged to read the entire 2022 Technical Report found under the Company's SEDAR profile at www.sedar.com.

The AGM continues to display a significant property-wide MRE of 2.9 million ounces of contained gold in Measured and Indicated Mineral Resources, which now comprises six satellite deposits augmenting the cornerstone Nkran and Esaase deposits. Additions to the total MRE exceeded mined depletion but did not fully offset a decrease in overall gold grade in Measured and Indicated Mineral Resources (1.70 g/t to 1.36 g/t) and resultant contained metal in the Esaase Mineral Resource.

The changes at Esaase resulted primarily from updates to the geological models used in the MRE. The remodeling work for Esaase yielded Measured and Indicated Mineral Resources totaling 22.6Mt at a grade of 1.26 g/t, representing decreases of 25% in grade and 25% in tonnes, post depletion, from the previous estimate (refer to the technical report entitled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" published in June 2020 and filed on SEDAR for further information regarding the Company's prior MRE).  The Esaase deposit remains the largest contributor to the total AGM Mineral Resources, accounting for approximately a third of its total tonnes and contained gold ounces.

Changes to Board and executive management

Marcel De Groot and Shawn Wallace confirmed that they will not be standing for re-election at the Company's upcoming Annual General Meeting, and Greg Martin, former CFO of SSR Mining Inc., will be nominated for election at that meeting.  Mr. Martin has over 20 years of mining experience, most recently as Executive Vice President and CFO of SSR Mining Inc., and holds an MBA from the University of Western Ontario and is a designated CPA, CGA.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity.  Mr. Di Trapani departed the Company on April 14, 2022 following which Matt Freeman was appointed as CFO, in line with the Company's succession plan.

Restructuring of the AGM's workforce

In light of the changing nature of operations at the AGM, the JV has undertaken a process of rationalizing its workforce. Severance notifications were issued and personnel necessary to maintain current operations have been retained with new employment contracts.  Despite the upfront cost associated with the restructuring, management expects to realize near-term and sustainable cost savings and a more streamlined and efficient operation going forward as a result of the rationalization. The rationalization also ensures that the severance liability, which is based on years of service, is permanently eliminated over the next two years. As at March 31, 2022, the AGM recognized a $21.0 million severance provision associated with restructuring its labour force. Of this amount, $5.9 million is expected to be paid in 2022 and has been presented in the JV’s balance sheet as accounts payable and accrued liabilities. The balance of the provision of $15.1 million is expected to be paid over the next two years and therefore has been presented as a non-current severance liability.

Financial and operating highlights

	Three months ended March 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2022	2021

Galiano Gold Inc.
Net (loss) income after tax	(1,537)	13,028
Cash and cash equivalents	50,384	61,235

Asanko Gold Mine (100% basis)
Financial results
Revenue	77,532	110,805
Income from mine operations	10,552	35,947
Net (loss) income after tax	(13,638)	29,730
Adjusted net income after tax[1]	7,362	29,730
Adjusted EBITDA[1]	13,105	39,187

Cash generated from operating activities	3,925	35,354
AISC margin[1]	12,034	37,692

Key mine performance data
Gold produced (ounces)	42,343	59,999
Gold sold (ounces)	41,929	62,925

Average realized gold price ($/oz)	1,846	1,757

Total cash costs ($ per gold ounce)[1]	1,361	989
All-in sustaining costs ($ per gold ounce)[1]	1,559	1,158

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months ended March 31, 2022 and 2021, unless otherwise noted.

	Three months ended March 31,
Key mine performance data of the AGM (100% basis)	2022	2021

Mining
Ore tonnes mined (000 t)	1,075	1,841
Waste tonnes mined (000 t)	5,279	9,552
Total tonnes mined (000 t)	6,354	11,393
Strip ratio (W:O)	4.9	5.2
Average gold grade mined (g/t)	1.3	1.3
Mining cost ($/t mined)	4.64	3.31

Ore transportation
Ore transportation from Esaase (000 t)	1,304	870
Ore transportation cost ($/t trucked)	5.82	6.48

Processing
Ore tonnes milled (000 t)	1,482	1,444
Average mill head grade (g/t)	1.3	1.4
Average recovery rate (%)[2]	69%	95%
Processing cost ($/t treated)	9.46	10.31

[2] Refer to the Company's news release dated February 25, 2022

a) Health and Safety

There were no LTIs nor TRIs reported during the quarter and the rolling 12-month LTI and TRI frequency rates were 0.11 and 0.21, respectively.  The AGM has now achieved 6.3 million employee hours worked without an LTI.

b) Mining

During Q1 2022, the AGM primarily sourced ore from the Esaase Main pit, which delivered 0.8Mt of ore at an average gold grade of 1.4g/t and a strip ratio of 4.3:1. The Akwasiso pit contributed 0.3Mt of ore mined during the quarter at an average gold grade of 1.3g/t and a strip ratio of 6.7:1.  Mining operations at Esaase and Akwasiso are expected to conclude in Q2 2022, following which stockpiled material will be processed for the balance of 2022 (refer to section "6. Guidance and outlook").

Mining cost per tonne for Q1 2022 was $4.64 compared to $3.31 during Q1 2021, an increase of 40%. The higher mining cost per tonne in Q1 2022 was predominantly due to lower tonnes mined relative to Q1 2021, which had the effect of increasing certain fixed mining costs on a per unit basis. Mining costs in Q1 2022 were also adversely affected by rising fuel and other consumables costs.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

c) Processing

The AGM produced 42,343 ounces of gold during Q1 2022, as the processing plant achieved milling throughput of 1.5Mt of ore at a grade of 1.3g/t and metallurgical recovery averaging 69%. The Company reported on February 25, 2022 that recent gold recovery had been lower than expected at the AGM as a result of higher gold grades in tailings product leaving the processing plant. Assays indicated total gold grades of approximately 0.40g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10g/t. The Company has initiated a work program designed to ascertain the cause of the elevated grade in the tailings product, which includes, but is not limited to, additional drilling in key areas of the Esaase pit to obtain samples for further metallurgical and diagnostic analysis and review of past metallurgical test work to examine the assumptions underpinning the expected recovery. Refer to the Company's news release dated February 25, 2022 for further discussion on lower plant recoveries.

Processing cost per tonne for Q1 2022 was $9.46 compared to $10.31 during Q1 2021, a decrease of 8%. The lower processing cost per tonne in Q1 2022 was primarily due to lower repairs and maintenance costs and consumption of supplies (e.g. conveyor belt liners and tailings pipes). These factors were partly offset by an increase in cyanide costs ($1.0 million increase) due to the nature of ore that was processed during the quarter, and an increase in price of key reagents.

d) Total cash costs and AISC

For the three months ended March 31, 2022, total cash costs per ounce1 were $1,361 compared to the three months ended March 31, 2021 of $989.  Total cash costs were 38% higher in Q1 2022 relative to the prior period primarily due to lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis, higher ore transportation costs, and general inflationary pressures on fuel and consumables and government levies. These factors were partially offset by a positive $4.5 million net realizable value ("NRV") adjustment on stockpile inventory in Q1 2022 that was credited against production costs.

Relative to Q4 2021, total cash costs per ounce1 were higher in Q1 2022, increasing by 8% from $1,257 to $1,361. The increase in total cash costs per ounce1 from Q4 2021 was primarily due to the impact of higher gold sales volumes in Q4 2021 which had the effect of decreasing fixed production costs on a per unit basis.  Partly offsetting this factor was the positive NRV adjustment recorded in Q1 2022 mentioned above; whereas, during Q4 2021, a negative NRV adjustment was recorded on stockpile inventory.

For the three months ended March 31, 2022, AlSC1 for the AGM amounted to $1,559/oz compared to AISC1 of $1,158/oz for the three months ended March 31, 2021. The increase in AlSC1 from Q1 2021 to Q1 2022 was predominantly due to the increase in total cash costs per ounce1 mentioned above.

AlSC1 for Q1 2022 of $1,559/oz was relatively unchanged compared to AISC1 of $1,539/oz during Q4 2021. The impact of fewer gold ounces sold in Q1 2022 was largely offset by lower sustaining capital expenditure during the current quarter.

For the three months ended March 31, 2022, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $3.4 million compared to $7.6 million in Q1 2021. Non-sustaining capital expenditures during Q1 2022 amounted to $0.5 million and related primarily to local community relocation costs, while $2.9 million of non-sustaining exploration expenditures related to first-pass drilling at Midras South and deep directional drilling at Nkran Cut 3 to explore its underground potential.

e) Environmental, Social and Corporate Governance

The Company believes that a comprehensive sustainability program is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV's mines. The Company's most recent annual sustainability report is available on the Company's website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana. The Company has also released a video summarizing its 2020 Sustainability Report on its website.

The Company adopted the International Council for Mining and Metals ("ICMM") health and safety injury classification and methodology to provide a more accurate picture of the Company and the JV's safety behaviour as well as assist in benchmarking more directly against respective peers for health and safety performance going forward.

Galiano completed an independent human rights impact assessment in 2021 and the results of this study indicated that the Company is applying appropriate governance, monitoring systems, and mitigation measures to protect its employees, contractors and stakeholder communities.

The Company receives detailed bi-annual feedback from an independent tailings review panel on international best practices and risk mitigation with respect to the AGM's tailings storage facility. This panel includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering and compliments the existing managerial and technical skill sets at the AGM, Galiano, as well as the contracted Engineer-of-Record to oversee the tailings management facility.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

Work continues on advancing the Company's Climate Change Adaptation Plan. Throughout 2022, the Company has and expects to continue to implement energy efficiency initiatives at the mine site as well as securing access to Ghana's new and currently limited renewable energy mix to partially offset the carbon footprint of the AGM. A climate change adaptation plan includes analysis and planning across the following areas:

  Risk and opportunity assessment
  Adaptation planning and actions
  Awareness, engagement and objective setting, and
  Monitoring, evaluation and reporting.

This will also support the Company's future efforts towards alignment with the ICMM Mining Principles.

The AGM continues to be fully certified by the International Cyanide Management Code ("ICMC" or "Cyanide Code"). The AGM has aligned its approach to cyanide management at all operations with the Cyanide Code, which is recognized as an international best practice.  Furthermore, the AGM has fully integrated the Cyanide Code principles and standards of practice into its health, safety and environmental management systems to protect human health and reduce the potential for environmental impacts. This ICMC certification reflects the Company's ongoing commitment to adhering to international mining industry best practices.

3.2 Exploration update

The JV holds a district-scale land package of 476km2 on the Asankragwa Gold Belt. The following exploration programs were undertaken during the quarter to evaluate the current and potential expanded mineralization of each deposit to improve the mineral resource estimate and to assess the broader potential of each deposit.

  Miradani North - located 10km south-west of the processing plant and has measured and indicated resources of 7.1Mt at 1.28g/t and inferred resources of 2.6Mt at 1.21g/t as reported in the AGM's 2022 Technical Report. The JV has commenced a low angle drill program targeting the conversion of inferred resources to the measured and indicated category.  Drilling is ongoing and achieved 1,042m in Q1 2022 of a planned 4,700m in 2022.

  Midras South - located 5km southwest of the processing plant, previously explored in 2015 and 2017 and currently has no stated resources. The JV has planned a 16,350m drill program for 2022 targeting definition of the ore body as well as extensions to the south and at depth. Previous drill results were reported in the Company's news release dated January 18, 2022. Refer to this news release for additional information regarding these drill results, including data verification and quality assurance and quality control measures. Similar in character to Esaase and Kaniago West, mineralization at Midras South is developed within a package of deformed sandstone, siltstone and phyllite. During the quarter, the JV completed 24 drill holes for 3,613m along the Takorase and West trends.

  Nkran Cut 3 - the Nkran pit is located immediately adjacent to the processing plant. The JV has planned an 8,600m infill drill program for 2022 to enhance the understanding of the mineral resource to facilitate an investment decision by the JV partners. During the quarter, the JV completed 14 drill holes for 4,558m.

  Nkran Deep Directional Drilling - the JV has commenced a deep directional drill program to explore the underground potential at the Nkran deposit. Drilling is ongoing and achieved 2,340m in Q1 2022 of a planned 17,160m in 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

3.3 Financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three months ended March 31, 2022 and 2021. These results are presented on a 100% basis.

Three months ended March 31, 2022 and 2021

	Three months ended March 31,
	2022	2021
(in thousands of US dollars)	$	$

Revenue	77,532	110,805

Cost of sales:
Production costs	(53,225)	(57,101)
Depreciation and depletion	(9,878)	(12,217)
Royalties	(3,877)	(5,540)
Income from mine operations	10,552	35,947

Exploration and evaluation expenditures	(2,858)	(2,796)
General and administrative expenses	(21,881)	(3,005)
(Loss) income from operations	(14,187)	30,146
Finance expense	(727)	(864)
Finance income	30	53
Foreign exchange gain	1,246	395
Net (loss) income after tax for the period	(13,638)	29,730
Adjusted net income for the period[1]	7,362	29,730

Average realized price per gold ounce sold ($)	1,846	1,757
Average London PM fix ($)	1,877	1,794
All-in sustaining margin ($ per gold ounce)[1]	1,559	1,158
All-in sustaining costs ($ per gold ounce)[1]	287	599
All-in sustaining margin ($'000)[1]	12,034	37,692

[1] Non-IFRS measure. Adjusted net income as presented in the table was derived by adjusting net (loss) income of the AGM by the $21.0 million severance liability.

Revenue

During Q1 2022, the AGM sold 41,929 ounces of gold at an average realized gold price of $1,846/oz for total revenue of $77.5 million (including $0.1 million of by-product silver revenue). During Q1 2021, the AGM sold 62,925 ounces of gold at an average realized gold price of $1,757/oz for total revenue of $110.8 million (including $0.2 million of by-product silver revenue). The decrease in revenue quarter-on-quarter was a function of a 33% reduction in sales volumes partly offset by a 5% increase in realized gold prices.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of March 31, 2022, 1,341,185 gold ounces have been delivered to Red Kite under the offtake agreement (December 31, 2021 - 1,299,256 gold ounces).

The JV continues to manage the AGM's exposure to gold price risk, with an objective of margin protection, by periodically entering into short-dated hedging programs.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

Production costs and royalties

During the three months ended March 31, 2022, the AGM incurred production costs of $53.2 million, compared to $57.1 million in the comparative period of 2021.

Production costs were lower in Q1 2022 and impacted by a positive NRV adjustment on stockpile inventory (resulting from an improvement in gold prices) of which $4.5 million was credited to production costs; whereas, in Q1 2021, a positive NRV adjustment resulted in $0.6 million being credited to production costs. Production costs were also lower due to fewer gold ounces sold in Q1 2022.  These factors were partly offset by higher ore transportation costs in Q1 2022 ($2.0 million increase).

During the current period, the JV did not capitalize any stripping costs to depletable mineral interests (three months ended March 31, 2021 - $1.0 million).

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $3.9 million for the three months ended March 31, 2022 (three months ended March 31, 2021 - $5.5 million). Royalty expense was lower in Q1 2022 due to lower earned revenues.

Depletion and depreciation

Depreciation and depletion on mineral properties, plant and equipment (“MPP&E”) recognized during Q1 2022 was $9.9 million compared to $12.2 million for Q1 2021. Depreciation and depletion expense on MPP&E decreased from Q1 2021 to Q1 2022 primarily due to a positive NRV adjustment on stockpile inventory ($2.2 million credited to depreciation expense) and a reduction in the cost base of depreciable assets due to the impairment recorded at December 31, 2021.

Exploration and evaluation expenditures

During the three months ended March 31, 2022, the AGM incurred exploration and evaluation ("E&E") expense of $2.9 million (see 3.2 "Exploration update") compared to $2.8 million of E&E expenditures expensed in the comparative period of 2021. During the current period, E&E expenses related to drilling campaigns Midras South and Miradani North as well as deep directional drilling at Nkran to explore its underground potential.

General and administrative ("G&A") expenses

During the three months ended March 31, 2022, the AGM incurred G&A expenses of $21.9 million compared to $3.0 million in the comparative period of 2021. The increase in G&A expense from Q1 2021 to Q1 2022 was due to accrued severance and redundancy costs (refer to section 2, "Restructuring of the AGM's workforce"), which were partly offset by the prior period including consulting costs incurred as part of a strategic initiative to review and improve the AGM's supply chain and procurement processes over the life of mine.

Finance expense

Finance expense decreased in Q1 2022 compared to the comparative period due to lower interest expense on the AGM's revolving credit facility ("RCF") which was fully repaid in Q2 2021.  This was partly offset by an increase in accretion expense on the AGM's asset retirement provisions during Q1 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

3.4 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
(in thousands of US dollars)	$	$
Cash (used in) provided by:
Operating cash flows before working capital changes	(926)	42,923
Operating activities	3,925	35,354
Investing activities	(2,456)	(11,294)
Financing activities	(4,937)	(28,893)
Impact of foreign exchange on cash and cash equivalents	(445)	(23)
Decrease in cash and cash equivalents during the period	(3,913)	(4,856)
Cash and cash equivalents, beginning of period	49,211	64,254
Cash and cash equivalents, end of period	45,298	59,398

Cash flows from operating activities

During Q1 2022, the AGM generated cash flows from operations of $3.9 million, which was positively impacted by a $12.5 million increase in accounts payable and accrued liabilities and partly offset by a $4.8 million increase in inventories and $2.2 million increase in receivables.

The decrease in operating cash flows in Q1 2022 compared to Q1 2021 was primarily due to a $27.7 million decrease in the JV's operating income (excluding depreciation) resulting from higher total cash costs1 and lower gold ounces sold.

Cash used in investing activities

During Q1 2022, the AGM invested $2.5 million in additions to MPP&E. Total cash expenditure on MPP&E during the quarter included $2.0 million in sustaining capital related primarily related to infill drilling at Nkran Cut 3 and the purchase of operational vehicles and $0.5 million in non-sustaining capital costs related primarily to local community relocation costs.

The decrease in cash flows invested in MPP&E from Q1 2021 to Q1 2022 was primarily due to lower deferred stripping costs ($2.4 million decrease) and lower development capital expenditure ($7.1 million decrease) as the prior period included costs to construct the Tetrem village relocation.

Cash used in financing activities

During Q1 2022, $4.9 million of cash used in financing activities related primarily to lease payments of $4.8 million on the JV's services and mining contractor lease agreements. During Q1 2021, cash used in financing activities of $28.9 million included payments to mining contractors of $3.6 million, a $10.0 million distribution to the JV partners and $15.0 million principal payment on the RCF.

Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022, and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.33% and 1.40%. As at March 31, 2022, the RCF was undrawn.

As at March 31, 2022, the JV held cash and cash equivalents of $45.3 million, $13.1 million in receivables from gold sales and $4.1 million in gold on hand. This compares to December 31, 2021 when the JV held $49.2 million in cash and cash equivalents, $13.6 million in receivables from gold sales and $3.2 million in gold on hand.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive (Loss) Income of the Company for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
	2022	2021
(in thousands of US dollars, except per share amounts)	$	$
Service fee earned as operators of joint venture	1,307	1,240
Share of net earnings related to joint venture	-	13,374
General and administrative expenses	(2,752)	(3,924)
Exploration and evaluation expenditures	(137)	-
(Loss) income from operations and joint venture	(1,582)	10,690

Finance income	43	2,412
Finance expense	(9)	(11)
Foreign exchange gain (loss)	11	(63)
Net (loss) income and comprehensive (loss) income after tax for the period	(1,537)	13,028

Net (loss) income per share:
Basic	(0.01)	0.06
Diluted	(0.01)	0.06

Weighted average number of shares outstanding:
Basic	224,943,453	224,345,074
Diluted	224,943,453	225,016,643

Share of net earnings related to the AGM JV

The Company did not recognize its share of the JV's net loss for the three months ended March 31, 2022 as the carrying value of the Company's investment in the JV was nil as at March 31, 2022 (three months ended March 31, 2021 - share of net earnings of $13.4 million).

Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, currently receives a gross annual service fee from the JV of $6.5 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three months ended March 31, 2022, the Company earned a gross service fee of $1.6 million (less withholding taxes payable in Ghana of $0.3 million).

During the three months ended March 31, 2021, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

General and administrative expenses

G&A expenses for the three months ended March 31, 2022 and 2021 comprised:

	Three months ended March 31,
	2022	2021
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(2,364)	(1,955)
Office, rent and administration	(299)	(277)
Professional and legal	(149)	(145)
Share-based compensation	182	(1,340)
Travel, marketing, investor relations and regulatory	(85)	(170)
Depreciation and other	(37)	(37)
Total G&A expense	(2,752)	(3,924)

G&A expenses in Q1 2022 were $1.2 million lower than Q1 2021 primarily due to a $1.5 million reduction in share-based compensation expense as the Company's deferred share unit awards were granted in the prior period (which vested immediately) and from a decrease in the fair value of the Company's cash-settled share unit awards. This was partly offset by a $0.4 million increase in consulting costs related to corporate development initiatives.

Exploration and evaluation expenditures

During the three months ended March 31, 2022, the Company incurred $0.1 million of exploration expense on its 100% owned exploration properties in Mali and Ghana.

Finance income

Finance income includes positive changes in the fair value of the Company's preferred share investment in the JV and interest earned on cash balances.  The decrease in finance income during Q1 2022 was due to the prior period including a $2.4 million positive fair value adjustment on the Company's preferred share investment in the JV.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

5. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted (loss) income per share, the totals in the following table are presented in thousands of US dollars.

	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Service fee earned as operators of joint venture	1,307	1,307	1,284	1,240	1,240	1,240	1,234	1,221
Share of net (loss) earnings related to joint venture	-	(74,063)	3,448	5,713	13,374	18,691	5,587	14,347
General and administrative expenses	(2,752)	(3,109)	(2,665)	(3,779)	(3,924)	(3,342)	(5,183)	(3,558)
Exploration and evaluation expenditures	(137)	(121)	(148)	(373)	-	-	-	-
(Loss) income from operations and joint venture	(1,582)	(75,986)	1,919	2,801	10,690	16,589	1,638	12,010
Impairment of investment in joint venture	-	(7,631)	-	-	-	-	-	-
Other income (expense)	45	(7,416)	2,199	2,203	2,338	1,082	1,567	2,684
Net (loss) income after tax for the period	(1,537)	(91,033)	4,118	5,004	13,028	17,671	3,205	14,694
Basic and diluted (loss) income per share	($0.01)	($0.40)	$0.02	$0.02	$0.06	$0.08	$0.01	$0.07

Adjusted net (loss) income for the period[1]	(1,537)	(14,478)	4,118	5,004	13,028	17,671	3,205	14,694
Adjusted basic and diluted (loss) income per share[1]	($0.01)	($0.06)	$0.02	$0.02	$0.06	$0.08	$0.01	$0.07

EBITDA[1]	(1,534)	(83,553)	1,946	2,876	10,664	16,458	1,686	12,069

During Q3 2020, net earnings related to the JV were lower relative to the other quarters in 2020 due to transitioning mining operations from Nkran to solely Esaase and Akwasiso. In addition, net earnings from Q2 2021 to Q4 2021 were lower relative to Q1 2021 due to ore being sourced from Esaase and low-grade stockpiles while Akwasiso Cut 3 waste stripping was ongoing for the majority of 2021.

The decrease in EBITDA1 from Q2 2021 to Q4 2021 was due to the AGM's lower mine operating income resulting from lower mined grades and higher AISC1.

The net loss in Q4 2021 was due to the Company recognizing its 45% interest in the $153.2 million impairment recorded by the JV associated with the AGM not being in a position to declare a mineral reserve at December 31, 2021.  Additionally, the Company recorded a $7.6 million impairment on its equity investment in the AGM JV during Q4 2021 as the AGM was not in a position to declare mineral reserves as a result of metallurgical uncertainty of the material mined from Esaase.

Other expense for Q4 2021 includes a $7.5 million negative fair value adjustment on the Company's preference shares in the JV which resulted from the aforementioned impairment indicators.

During Q1 2022, the Company did not recognize its share of the net loss of the JV as the carrying value of the Company's investment in the JV was nil as at March 31, 2022.

___________________________

1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

6. Guidance and outlook

2022 Guidance for the Asanko Gold Mine (100% basis)

While technical work to support a Mineral Reserve at the AGM is ongoing, mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity (5.8Mtpa) processing a portion of the existing 9.5Mt of stockpiles. As a result of moving to process stockpiles in the second half of 2022, the AGM is targeting 100,000 to 120,000 ounces of gold production in 2022 (unchanged from previous disclosure).

Sustaining capital expenditure is budgeted at $22 million (spend to date: $2.0 million), with approximately $8 million (spend to date: $0.9 million) for Nkran and Esaase infill drilling and metallurgical recovery test work and $7 million for a TSF lift (spend to date: $0.4 million).

Development capital is forecast at $8 million (spend to date: $0.4 million), primarily for preparation of mining of Abore expected to begin in 2023. In addition, $15 million is budgeted for exploration (spend to date: $2.9 million), mainly around the Greater Midras, Abore and Miradani trends and assessing the underground potential at Nkran.

At prevailing gold prices as of Q1 2022 and the midpoint of 2022 production guidance (110,000oz), management expects the AGM to generate positive operating cash flows of approximately $10 million in 2022, before non-recurring working capital items related to winding down mining operations and payment of the Company's service fee as operator of the JV (approximately $8 million) during Q2 2022.

2022 Guidance	FY 2021 (Actual)	FY 2022 (Guidance)	Q1 2022 (Actual)
Gold production (oz)	210,241	100,000 - 120,000	42,343
Cash flow from operations ($m)	86.6	Approx. 10.0	3.9

___________________________
1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the March 31, 2022 and December 31, 2021 balances below do not include any assets or liabilities of the JV.

	March 31, 2022	December 31, 2021
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	50,384	53,521
Other current assets	9,246	8,147
Non-current assets	74,491	74,528
Total assets	134,121	136,196

Current liabilities	2,196	2,643
Non-current liabilities	586	790
Total liabilities	2,782	3,433

Working capital	57,434	59,025

Total equity	131,339	132,763
Total common shares outstanding	224,943,453	224,943,453
Total options outstanding	9,514,167	11,680,170

Key financial ratios
Current ratio	27.15	23.33
Total liabilities -to-equity	0.02	0.03

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

During Q1 2022, the JV received regulatory approval from the Ghana Investment Promotion Centre to settle the Company's service fee as operators of the JV. The Company expects to collect a portion of its receivable due from the JV during Q2 2022.

ATM Offering

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering").

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

As of March 31, 2022, the Company had not issued any common shares under the Offering.

Commitments

The following table summarizes the Company's contractual obligations as at March 31, 2022 and December 31, 2021. Note the following table excludes commitments and liabilities of the JV as at March 31, 2022 and December 31, 2021.

					Total	Total
(in thousands of US dollars)	Within 1 year	1-3 years	4-5 years	Over 5 years	March 31, 2022	December 31, 2021
Accounts payable and accrued liabilities	1,137	-	-	-	1,137	1,467
Long-term incentive plan (cash-settled awards)	948	304	-	-	1,252	1,547
Corporate office leases	135	283	60	-	478	501
Total	2,220	587	60	-	2,867	3,515

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million.

Contingencies

Due to the nature of its business, the Company and/or the AGM JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or the JV's financial condition or future results of operations.

Cash flows

The following table provides a summary of the Company's cash flows for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
(in thousands of US dollars)	$	$
Cash provided by (used in):
Operating activities	(3,165)	(4,679)
Investing activities	42	3,544
Financing activities	(34)	227
Impact of foreign exchange on cash and cash equivalents	20	(8)
Decrease in cash and cash equivalents during the period	(3,137)	(916)
Cash and cash equivalents, beginning of period	53,521	62,151
Cash and cash equivalents, end of period	50,384	61,235

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

Cash used in operating activities

During Q1 2022, the Company utilized cash flows in operations of $3.2 million (three months ended March 31, 2021 - utilized cash flows in operations of $4.7 million) resulting from corporate head office expenses and a $1.4 million increase in receivables.  The decrease in cash flows utilized in operations from the comparative period was largely driven by working capital requirements.

Cash provided by investing activities

During the three months ended March 31, 2022, cash inflows from investing activities of $42 comprised interest earned on cash balances. During the three months ended March 31, 2021, cash inflows from investing activities of $3.5 million included a $5.0 million distribution from the JV in the form of a preference share redemption, partly offset by the acquisition of the Company's Mali exploration properties for $1.5 million.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-IFRS performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per ounce differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce of the AGM to production costs of the AGM on a 100% basis (the nearest IFRS measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Three months ended March 31,
	2022	2021
(in thousands of US dollars, except per ounce amounts)	$	$
Production costs as reported	53,225	57,101
Share-based payment expense included in production costs	65	(193)
By-product revenue	(120)	(238)
Total operating cash costs	53,170	56,670
Royalties	3,877	5,540
Total cash costs	57,047	62,210
Gold ounces sold	41,929	62,925
Operating cash costs per gold ounce sold ($/ounce)	1,268	901
Total cash costs per gold ounce sold ($/ounce)	1,361	989

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-IFRS performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations), sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021.

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Three months ended March 31,
	2022	2021
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	57,047	62,210
General and administrative expenses - JV [3]	918	2,944
Sustaining capital expenditures (see table below)	1,996	1,378
Sustaining capitalized stripping costs	-	2,361
Reclamation cost accretion	486	322
Sustaining lease payments	4,832	3,571
Interest on lease liabilities	103	93
All-in sustaining cost	65,382	72,879
Gold ounces sold	41,929	62,925
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,559	1,158
Average realized price per gold ounce sold ($/ounce)	1,846	1,757
All-in sustaining margin ($/ounce)	287	599
All-in sustaining margin	12,034	37,692

3 Excluded from the G&A costs of the AGM are $21.0 million of severance charges and a $37 credit of share-based compensation expense for the three months ended March 31, 2022 (three months ended March 31, 2021 - excludes share-based compensation expense of $0.1 million).

For the three months ended March 31, 2022, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.6 million which excludes a net credit to share-based compensation expense and depreciation expense totaling $0.1 million (three months ended March 31, 2021 - G&A expenses, net of the JV service fee, of $1.3 million which excludes share‐based compensation expense and depreciation expense totaling $1.4 million).

The Company's attributable gold ounces sold for the three months ended March 31, 2022 was 18,868 (three months March 31, 2021 - 28,316 gold ounces), resulting in additional all-in sustaining cost for the Company of $84/oz for the period, in addition to the AGM's all-in sustaining cost presented in the above table (three months ended March 31, 2021 - $46/oz).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
	2022	2021
(in thousands of US dollars)	$	$
Cash used in investing activities - JV	2,456	11,294
Less:
Sustaining capitalized stripping costs	-	(2,361)
Non-sustaining capital expenditures	(448)	(5,389)
Change in AP related to capital expenditures not included	(42)	(2,215)
in AISC

Interest income received	30	49
Total sustaining capital expenditures	1,996	1,378

The majority of the non-sustaining capital expenditures during the three months ended March 31, 2022 related to local community relocation costs.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

8.3 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021. All adjustments are shown net of estimated income tax.

	Three months ended March 31,
	2022	2021
(in thousands of US dollars )	$	$
Net (loss) income for the period	(1,537)	13,028
Add back (deduct):
Depreciation and depletion	37	37
Finance income	(43)	(2,412)
Finance expense	9	11
EBITDA for the period	(1,534)	10,664
Add back (deduct):
Adjustment for long-term incentive plan compensation	-	905
Share of net earnings related to joint venture	-	(13,374)
Galiano's attributable interest in JV Adjusted EBITDA (below)[4]	-	17,634
Adjusted EBITDA for the period	(1,534)	15,829

4 The Company did not recognize its share of the JV's Adjusted EBITDA for the three months ended March 31, 2022 as its equity investment in the JV was nil at March 31, 2022.

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three months ended March 31, 2022 and 2021 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Three months ended March 31,
	2022	2021
(in thousands of US dollars)	$	$
JV net (loss) income for the period	(13,638)	29,730
Add back (deduct):
JV depreciation and depletion	9,878	12,217
JV finance income	(30)	(53)
JV finance expense	727	864
JV EBITDA for the period	(3,063)	42,758
Add back (deduct):
JV severance costs	21,000	-
JV mining contractor lease payments (capitalized leases)	(4,832)	(3,571)
JV Adjusted EBITDA for the period	13,105	39,187
Galiano's attributable interest in JV Adjusted EBITDA for the period	-	17,634

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at March 31, 2022, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of Asanko Gold Ghana Limited (which the JV partners own 45% each and the Government of Ghana holds 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its unaudited condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Three months ended March 31,
	2022	2021
(in thousands of US dollars )	$	$
Cash flows from operating activities	3,925	35,354

Less:
Cash flows used in investing activities	(2,456)	(11,294)
Mining contractor lease payments (capitalized leases)	(4,832)	(3,571)
JV Free Cash Flow for the period	(3,363)	20,489

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,943,453 common shares of the Company issued and outstanding and 13,117,832 stock options outstanding (with exercise prices ranging between C$0.66 and C$2.21 per share). The fully diluted outstanding share count at the date of this MD&A is 238,061,285.

10.  Related party transactions

As at March 31, 2022, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2022, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the three months ended March 31, 2022, other than compensation paid to key management personnel, the only related party transactions were with the JV in respect of the Company's service fee as operator of the AGM and costs incurred by the JV on behalf of the Company in respect of its wholly owned Asumura property. For the three months ended March 31, 2022, the service fee was comprised of a gross service fee of $1.6 million less withholding taxes payable in Ghana of $0.3 million (three months ended March 31, 2021 - gross service fee of $1.5 million less withholding taxes payable in Ghana of $0.3 million).  As at March 31, 2022, the Company had an $8.6 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2021 - $7.3 million).

Additionally, as at March 31, 2022, accounts payable and accrued liabilities include a payable due to the JV in the amount $0.1 million relating to services performed by the JV on the Company's wholly owned Asumura property in Ghana (December 31, 2021 - nil).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2021 and 2020. The following estimates had a significant effect on the Company's condensed consolidated interim financial statements and the financial results of the JV.

Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the JV's life‐of‐mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges recorded. The Company determined it was not in a position to declare mineral reserves for the AGM in its updated 2022 Technical Report.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

As such given that mining and processing operations continued, the JV utilized internal models in order to estimate life of mine tonnes for the purpose of units-of-production depletion of mineral properties, plant and equipment during the period.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the period

There were no new standards effective January 1, 2022 that had an impact on the Company's unaudited condensed consolidated interim financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2022 that are expected to have a material effect on the Company's financial statements in the future.

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the three months ended March 31, 2022.  Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Financial instruments

As at March 31, 2022, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The preferred shares in the JV and the long-term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss, and both fall within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 20 of the consolidated annual financial statements for the years ended December 31, 2021 and 2020. There were no material changes to credit risk, liquidity risk or market risk during the three months ended March 31, 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

13.  Internal control

13.1 Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2022, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

The scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services, of Galiano Gold Inc. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company's news release dated January 18, 2022 and filed on the Company's SEDAR profile at www.sedar.com. Mr. Miller is a "Qualified Person" as defined by Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
  the estimation of mineral resources;
  the reinstatement of mineral reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  collection of the Company’s service fee as operator of the JV;
  cost savings due to initiative to review and improve the AGM's supply chain and procurement processes over the life of mine;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  the Company's intention to prepare a revised optimized mine plan and a further updated technical report supporting the new life of mine plan;
  any additional work programs to be undertaken by the Company;
  activities to be completed while mining activities are temporarily deferred;
  longer-term costs savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;
  payment of the severance provision associated with the workforce restructuring;
  the next stage of the Company's drilling efforts;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  environmental risks and remediation measures;
  advancement and implementation of the Company’s climate change adaptation plan and related energy efficient initiatives;
  unanticipated reclamation expenses;
  changes in accounting policies;
  higher mined grades than plant feed grades;
  title disputes or claims;
  limitations on insurance coverage; and
  standing and nomination for election of certain directors.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and the Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  mineral resource estimates may change and may prove to be inaccurate;
  mineral reserves may not be reinstated;
  metallurgical recoveries may not be economically viable;
  LOM estimates are based on a number of factors and assumptions and may prove to be incorrect;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully reinstate mineral reserves;
  the Common Shares may experience price and trading volume volatility;
  the Company has never paid dividends;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and
  the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System ("MJDS"), are required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.